Exhibit 21.1

List of Subsidiaries

Name
NexCore HealthCare Capital Corp	Delaware
NexCore Group LP	Delaware
NexCore Real Estate LLC	Delaware
NGE Co.	Colorado
NexCore Properties LLC	Delaware
NexCore Development LLC	Delaware
SCH Timeshare LLC	Delaware
NexCore Development Holdings II LLC	Delaware
NV MOB 2012	Delaware
SALS MOB LLC	Delaware
HCH MOB LLC	Delaware
NexCore NB Investor LLC	Delaware
NP Real Estate Holdings LLC	Delaware